                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                          BARRINGER TECHNOLOGIES INC.
        ________________________________________________________________
                                (Name of issuer)

                     Common Stock, par value $.01 per share
        ________________________________________________________________
                         (Title of class of securities)

                                    68509603
                         _____________________________
                                 (CUSIP number)

                               Robert G. Barrett
                     J O Hambro Capital Management Limited
                                 10 Park Place
                            London SW1A 1LP England
                              011-44-171-222-2020
_______________________________________________________________________________
(Name, address and telephone number of person authorized to receive notices and communications)

                                January 4, 2000
             ______________________________________________________
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            1. NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lionheart Group, Inc.
               13-3790-376
-------------------------------------------------------------------------

            2.                                                    (a) [ ]
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (b) [X]
 -------------------------------------------------------------------------
            3. SEC USE ONLY
-------------------------------------------------------------------------
            4. SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------
            5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

-------------------------------------------------------------------------
            6. CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
NUMBER OF                     235,000
SHARES
BENEFICIALLY         8.  SHARED VOTING POWER
OWNED BY                        0
EACH
REPORTING            9.  SOLE DISPOSITIVE POWER
PERSON                         235,000
WITH
                    10.  SHARED DISPOSITIVE POWER
                                 0
-------------------------------------------------------------------------
           11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               235,500
-------------------------------------------------------------------------
           12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                       [ ]
-------------------------------------------------------------------------
           13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.4%
-------------------------------------------------------------------------
           14. TYPE OF REPORTING PERSON*
               IA
-------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

            1. NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               J O Hambro Capital Management (Holdings) Limited
               No I.R.S. Identification Number
-------------------------------------------------------------------------

            2.                                                     (a) [ ]
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (b) [X]
-------------------------------------------------------------------------
            3. SEC USE ONLY
-------------------------------------------------------------------------
            4. SOURCE OF FUNDS*

               AF
-------------------------------------------------------------------------
            5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
-------------------------------------------------------------------------
            6. CITIZENSHIP OR PLACE OF ORGANIZATION

               England
-------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
NUMBER OF                       0
SHARES
BENEFICIALLY         8.  SHARED VOTING POWER
OWNED BY                      370,000
EACH
REPORTING            9.  SOLE DISPOSITIVE POWER
PERSON                          0
WITH
                    10.  SHARED DISPOSITIVE POWER
                               370,000
-------------------------------------------------------------------------
           11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               370,000
-------------------------------------------------------------------------
           12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                      [ ]
-------------------------------------------------------------------------
           13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.4%
-------------------------------------------------------------------------
           14. TYPE OF REPORTING PERSON*
               HC, CO
-------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

            1. NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               J O Hambro Capital Management Limited
               No I.R.S. Identification Number
-------------------------------------------------------------------------

            2.                                                    (a) [ ]
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (b) [X]
-------------------------------------------------------------------------
            3. SEC USE ONLY
-------------------------------------------------------------------------
            4. SOURCE OF FUNDS*

               AF
-------------------------------------------------------------------------
            5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]
-------------------------------------------------------------------------
            6. CITIZENSHIP OR PLACE OF ORGANIZATION

               England
-------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
NUMBER OF                       0
SHARES
BENEFICIALLY         8.  SHARED VOTING POWER
OWNED BY                      370,000
EACH
REPORTING            9.  SOLE DISPOSITIVE POWER
PERSON                          0
WITH
                    10.  SHARED DISPOSITIVE POWER
                               370,000
-------------------------------------------------------------------------
           11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               370,000
-------------------------------------------------------------------------
           12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                     [ ]
-------------------------------------------------------------------------
           13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.4%
-------------------------------------------------------------------------
           14. TYPE OF REPORTING PERSON*
               IA, CO
-------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

            1. NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               American Opportunity Trust plc
               No I.R.S. Identification Number
-------------------------------------------------------------------------

            2.                                                    (a) [ ]
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (b) [X]
-------------------------------------------------------------------------
            3. SEC USE ONLY
-------------------------------------------------------------------------
            4. SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------
            5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------
            6. CITIZENSHIP OR PLACE OF ORGANIZATION

               England
-------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
NUMBER OF                       0
SHARES
BENEFICIALLY         8.  SHARED VOTING POWER
OWNED BY                      250,000
EACH
REPORTING            9.  SOLE DISPOSITIVE POWER
PERSON                          0
WITH
                    10.  SHARED DISPOSITIVE POWER
                               250,000
-------------------------------------------------------------------------
           11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               250,000
-------------------------------------------------------------------------
           12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

               CERTAIN SHARES*
-------------------------------------------------------------------------
           13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.6%
-------------------------------------------------------------------------
           14. TYPE OF REPORTING PERSON*
               IV, CO
-------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

            1. NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Harwood Bernard Mills
               No I.R.S. Identification Number
-------------------------------------------------------------------------

                                                                 (a)
            2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b) [X]
-------------------------------------------------------------------------
            3. SEC USE ONLY
-------------------------------------------------------------------------
            4. SOURCE OF FUNDS*

               AF
-------------------------------------------------------------------------
            5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------
            6. CITIZENSHIP OR PLACE OF ORGANIZATION

               England
-------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
NUMBER OF                       0
SHARES
BENEFICIALLY         8.  SHARED VOTING POWER
OWNED BY                      370,000
EACH
REPORTING            9.  SOLE DISPOSITIVE POWER
PERSON                          0
WITH
                    10.  SHARED DISPOSITIVE POWER
                               370,000
-------------------------------------------------------------------------
           11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               370,000
-------------------------------------------------------------------------
           12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

               CERTAIN SHARES*                                       [ ]
-------------------------------------------------------------------------
           13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.4%
-------------------------------------------------------------------------
           14. TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

            1. NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               The Trident North Atlantic Fund
               No I.R.S. Identification Number
-------------------------------------------------------------------------

            2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                  (b) [X]
-------------------------------------------------------------------------
            3. SEC USE ONLY
-------------------------------------------------------------------------
            4. SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------
            5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]
-------------------------------------------------------------------------
            6. CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
-------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
NUMBER OF                       0
SHARES
BENEFICIALLY         8.  SHARED VOTING POWER
OWNED BY                      120,000
EACH
REPORTING            9.  SOLE DISPOSITIVE POWER
PERSON                          0
WITH
                    10.  SHARED DISPOSITIVE POWER
                               120,000
-------------------------------------------------------------------------
           11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               120,000
-------------------------------------------------------------------------
           12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

               CERTAIN SHARES*                                       [ ]
-------------------------------------------------------------------------
           13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.7%
-------------------------------------------------------------------------
           14. TYPE OF REPORTING PERSON*
               IV, CO
-------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 4 TO
                           STATEMENT ON SCHEDULE 13D
                           -------------------------

     This Amendment No. 4 to Statement on Schedule 13D (the "Amendment") amends
Item 2, 3, 5, 6 and 7 of the Statement on Schedule 13D (the "Schedule 13D") filed on October 30, 1998 with the Securities and Exchange Commission (the "SEC") by certain of the Filing Parties, as amended by Amendment No. 1 filed with the SEC on April 16, 1999, as further amended by Amendment No. 2 filed with the SEC on April 22, 1999 and as further amended by Amendment No. 3 filed with the SEC on December 6, 1999.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

Item 2 is amended and restated in its entirety as follows:

2 (a-c, f).

I.  Filing Parties:
    --------------

     This Statement is filed on behalf of the following six persons, who are collectively referred to as the "Filing Parties":

1. Lionheart Group, Inc. ("Lionheart") , a Delaware corporation with a business address of 230 Park Avenue, Suite 516, New York, NY 10169. Lionheart acts as investment adviser to several private investment funds and managed accounts which are the ultimate beneficial owners of the shares to which this statement relates. No such client of Lionheart owns 5% or more of the outstanding Common Stock.

     The officers of Lionheart  are: C. Duncan  Soukup,  President, Secretary
     and  Treasurer; Brant  Root,  Vice  President;   and  John Radziwill,  Vice
     President. The sole director of Lionheart is C. Duncan Soukup. The business address of C. Duncan Soukup is 230 Park Avenue, Suite 516, New York, NY 10169. The present occupation of (a) C. Duncan Soukup is President of Lionheart, (b) Brant Root is Vice President of Lionheart, and (c) John Radziwill is Vice President of Lionheart. C. Duncan Soukup and John Radziwill are citizens of the United Kingdom and Brant Root is a citizen of the United States.

2. J O Hambro Capital Management (Holdings) Limited ("Holdings") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. Holdings functions as the ultimate holding company for J O Hambro Capital Management.

3. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust and as investment adviser to Oryx International Growth Fund Limited ("Oryx") and Trident and investment manager to certain private clients.

4. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment includes service as executive director of NASCIT, as a director of J O Hambro Capital Management, Oryx and Trident, and as co-investment adviser to NASCIT and American Opportunity Trust.

5. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

6. The Trident North Atlantic Fund ("Trident"), is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at PO Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident and J O Hambro Capital Management serves as investment adviser to Trident.

II.  Control Relationships:
     ---------------------

     J O Hambro Capital Management is a subsidiary of Holdings.

     Christopher Mills serves as a director of J O Hambro Capital Management and as executive director of American Opportunity Trust and a director of Trident.

III. Executive Officers and Directors:
     --------------------------------

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

     (d)   Criminal Proceedings
           --------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)   Civil Securities Law Proceedings
           --------------------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

Item 3 is amended to add the following:

     All of the $696,820 used by Trident to acquire the 120,000 shares of Common Stock of the Company came from the working capital of Trident for whose account such shares were purchased.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

Item 5(a-d) is amended and restated in its entirety as follows:

     (a) - (b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:

                                                 Number        Number of
                                  Number of    of Shares:     Shares: Sole
       Filing         Aggregate  Shares: Sole    Shared        or Shared
       Party          Number of    Power to     Power to       Power to     Approximate
                       Shares:        Vote        Vote          Dispose     Percentage*
--------------------  ---------  ------------  ---------     -------------  ------------
Lionheart Group,        235,500       235,500          0        235,500          3.4%
 Inc.
------------------------------------------------------------------------------------
Holdings                370,000             0    370,000        370,000          5.4%
------------------------------------------------------------------------------------
J O Hambro              370,000             0    370,000        370,000          5.4%
 Capital
 Management
------------------------------------------------------------------------------------
Christopher H.B.        370,000             0    370,000        370,000          5.4%
 Mills
------------------------------------------------------------------------------------
American                250,000             0    250,000        250,000          3.6%
 Opportunity Trust
Trident                 120,000             0    120,000        120,000          1.7%
------------------------------------------------------------------------------------

     * Based on 6,907,502 shares of Common Stock, par value $.01 per share outstanding as of October 29, 1999, which is based on information reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999.

     (c) Since the most recent filing of this Statement on December 6, 1999, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                          No. of  Price
Date       Filing Party   Shares  (US)$      Broker
--------  --------------  ------  -----  -------------
12/9/99   Trident          5,000   5.75  Raymond James
12/17/99  Trident          5,000   5.75  Raymond James
12/20/99  Trident         27,500   5.75  Raymond James

12/21/99  Trident          7,500   5.75  Raymond James
12/22/99  Trident         10,000   5.75  Raymond James
12/31/99  Trident         10,000   6.44  Raymond James
  1/4/00  Trident         17,500   5.75  Raymond James
  1/5/00  Trident          7,500   5.75  Raymond James
  1/6/00  Trident          5,000   5.75  Raymond James
  1/7/00  Trident          5,000   5.75  Raymond James
 1/10/00  Trident          8,000   5.74  Raymond James
 1/11/00  Trident          3,700   5.75  Raymond James
 1/12/00  Trident          8,300   5.75  Raymond James

     The above transactions were effected in the open market and were purchases.

     (d) The shareholders of American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by American Opportunity Trust. The shareholders of Trident have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by Trident.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

Item 6 is amended to add the following:

     As investment adviser to Trident J O Hambro Capital Management has the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of November 5, 1998 between J O Hambro Capital Management (Bermuda) Limited, the Manager of Trident, and J O Hambro Capital Management.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Item 7 is amended to add the following:

     The following documents are filed herewith:

     (a) Investment Advisory Agreement dated November 5, 1998 between J O Hambro Capital Management (Bermuda) Limited and J O Hambro & Capital Management.

     (b) Joint Filing Agreement dated as of January 13, 2000 among Holdings, J O Hambro Capital Management, American Opportunity Trust, Trident, Christopher Harwood Bernard Mills and Lionheart Group, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  13 January 2000       J O HAMBRO CAPITAL MANAGEMENT LIMITED



                   By:                /s/ R. G. Barrett
                       ------------------------------------------------
                   Name:   R. G. Barrett
                   Title:     Director

                   Executed on behalf of the parties hereto pursuant to the Joint Filing Agreement filed herewith.


                                                                      Schedule A
                                                                      ----------

Schedule A is amended to add the following at the end thereof:

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund ("Trident") as of the date hereof.

Name:                         Niamh Meenan
                              (Director)

Citizenship:                  Irish

Business Address:             Robson Rhodes
                              Fitzwilton House
                              Wilton Place
                              Dublin 2

Principal Occupation:         Senior Manager, RSM Robson Rhodes


Name:                         Christopher Harwood Bernard Mills
                              (Director)

Citizenship:                  British

Business Address:             J O Hambro Capital Management Limited
                              10 Park Place
                              London SW1A 1LP
                              England

Principal Occupation:         Executive Director, NASCIT
                              Executive Director, American Opportunity Trust
                              Director, J O Hambro Capital Management Limited


Name:                         David Sargison
                              (Director)

Citizenship:                  British

Business Address:             Caledonian Bank & Trust Limited
                              Caledonian House
                              George Town, Grand Cayman
                              Cayman Islands

Principal Occupation:         Managing Director, Caledonian Bank & Trust
                              Limited

                                 Exhibit Index
                                 -------------

Document                                                                  Page
--------                                                                  ----

     The following documents are filed herewith:

     (a) Investment Advisory Agreement dated November 5, 1998 between J O Hambro Capital Management (Bermuda) Limited and J O Hambro & Capital Management.

     (b) Joint Filing Agreement dated as of January 13, 2000 among Holdings, J O Hambro Capital Management, American Opportunity Trust, Trident, Christopher Harwood Bernard Mills and Lionheart Group, Inc.

                         INVESTMENT ADVISORY AGREEMENT

                                    BETWEEN

                J O HAMBRO CAPITAL MANAGEMENT (BERMUDA) LIMITED

                                      AND

                     J O HAMBRO CAPITAL MANAGEMENT LIMITED

                      DATED THE FIFTH DAY OF NOVEMBER 1998



                         J O HAMBRO CAPITAL MANAGEMENT
                               (BERMUDA) LIMITED



                                      AND



                         J O HAMBRO CAPITAL MANAGEMENT
                                    LIMITED



                         INVESTMENT ADVISORY AGREEMENT

                                     INDEX

SECTION                                                PAGE

INTERPRETATION............................................4

APPOINTMENT AND AUTHORITY OF THE INVESTMENT ADVISOR.......6

DUTIES OF THE INVESTMENT ADVISOR..........................7

REMUNERATION OF THE INVESTMENT ADVISOR....................9

PROPER INSTRUCTION.......................................10

LIABILITY OF THE INVESTMENT ADVISOR......................11

REPRESENTATIONS AND WARRANTIES...........................12

DURATION AND TERMINATION.................................12

DEALINGS OF THE INVESTMENT ADVISOR.......................13

CONFIDENTIALITY..........................................16

GENERAL PROVISIONS.......................................16

THIS AGREEMENT is made the fifth day of November 1998

BETWEEN

(1) J O HAMBRO CAPITAL MANAGEMENT (BERMUDA) LIMITED having its registered office at Century House, 16 Par-la-Ville Road, PO Box HM 1806, Hamilton HM HX, Bermuda (hereinafter called the "Manager");

AND

(2) J O HAMBRO CAPITAL MANAGEMENT LIMITED having its principal place of business at 10 Park Place, London SW1, England (hereinafter called the "Investment Advisor").

WHEREAS

(A) The Manager is a private limited liability company incorporated in Bermuda on 28 August 1998 under registration number EC25384 engaged in the business of funds management and related administration services to collective investment schemes and investment funds.

(B) The Manager has been appointed Manager to The Trident North Atlantic Fund (hereinafter called the "Company") pursuant to an agreement dated 5 November 1998.

(C) The Investment Advisor is a private limited liability company incorporated in England on 9 October 1997. The Investment Advisor is a member of the Investment Management Regulatory Organisation Limited ("IMRO") and, as such, is regulated by IMRO in the conduct of its investment business.

(D) The Company is an investment company incorporated in the Cayman Islands under the Companies Law (1998 Revision of the Cayman Islands) on 22 October 1998 under registration number 85407. The Company's registered office is Ugland House, George Town, Grand Cayman, Cayman Islands.

(E) The Investment Advisor has agreed, at the request of the Manager with the consent of the Company, to provide the Company with investment advisory services and related administrative services on the terms and subject to the conditions hereinafter contained.

(F) The Manager acknowledges that all services under this Agreement that are provided by the Investment Advisor are provided on the basis that the Manager is a non-private customer of the Investment Advisor. The Manager agrees that the Investment Advisor, its representatives or employees may call upon the Manager by telephone, or otherwise communicate orally with the Manager, without express invitation and that the Manager will forfeit any right conferred by section 56 of the Financial Services Act 1986 to treat as unenforceable any investment agreement entered into in the course, or in consequence of, such a call.

NOW IT IS HEREBY AGREED by and between the parties as follows:

1.   INTERPRETATION
     ---------------

1.1  Definitions
     -----------

     In this Agreement including the Recitals except where the context otherwise requires the following terms have the meanings assigned to them:

     "Administrator and Registrar"  International Fund Services (Ireland) or
                                    such other person from time to time
                                    providing administration services to the
                                    Company and/or to the Manager ono behalf of the Company;

     "Auditors"                     means Ernst & Young or such other firm of
                                    chartered accountants appointed as the
                                    auditors for the time being of the Company;

     "Board" the board of directors of the Company as constituted from time to time and any duly appointed and constituted committee thereof;

     "Commencement Date"            the date of commencement of this agreement;

     "Company"                      The Trident North Atlantic Fund, an
                                    investment company incorporated in the
                                    Cayman Islands;

     "Confidential Information"     any information relating to the portfolio,
                                    finances, business, transactions, or affairs of the Company;

     "Custodian"                    Goldman Sachs International or such person
                                    or persons from time to time providing
                                    custodian services to the Company;

     "Investment Advisory Fee"      the fee payable to the Investment Advisor in
                                    accordance with Clause 4 hereof;

     "Investment Policy"            the investment objective and policies of the
                                    Company as described in the Prospectus or as may from time to time be communicated by the Manager to the Investment Advisor;

     "Investments"                  any securities, instruments, obligations or
                                    property of whatsoever nature in which the Company is empowered to invest, pursuant to its Memorandum and Articles of Association and as contemplated by the Investment Policy of the Company as specified in the Prospectus;

     "Memorandum and Articles
          of Association:           the Memorandum and Articles of Association
                                    of the Company for the time being in force and as may be modified from time to time;

     "Net Asset Value:              the net asset value of the Company
                                    calculated in the manner described in the Prospectus and more particularly set out in the Articles of Association;

     "Payment Date"                 the date on which the Investment Advisory
                                    Fee shall fall due to be paid in accordance with the terms of Clause 4.2 hereof;

     "Proper Instructions"          instructions given by the Manager to the
                                    Investment Advisor in accordance with the provisions of Clause 5 hereof;

     "Prospectus"                   the Prospectus for the Company to be issued
                                    in relation to the offer for sale of Shares and a draft of which is annexed hereto as Annexure "A" and as may be amended or supplemented from time to time;

     "Recognized Exchange"          means any regulated market or exchange
                                    (which is an exchange within the meaning of the law of the country concerning relating to exchanges) in the United States of America, the European Union, the
                                    Organisation for Economic Co-operation and
                                    Development or any other regulated exchange or market;

     "Share" or "Shares"            a share or shares in the capital of the
                                    Company;

     "Shareholders"                 the holder of Shares in the Company;

     "US Dollars" or "US$"          US Dollars being the lawful currency of the
                                    United States of America

1.2  Further Definitions
     -------------------

     In this Agreement:

     (i) any reference to the singular includes reference to the plural and vice versa and reference to the masculine gender includes reference to the feminine and neuter genders and vice versa;

     (ii) unless otherwise expressly stated to the contrary herein, any reference to any clause, sub-clause, paragraph or sub-paragraph (as the case may be) shall be deemed to be a reference to the relevant clause, sub-clause, paragraph or sub-paragraph (as the case may be) of or to this Agreement;

    (iii) any reference to persons includes reference to any legal person and to any body corporate, unincorporated association, partnership, limited partnership, trust, unit trust, mutual fund or other collective investment scheme and the manager or trustee of any such collective investment scheme;

     (iv) the headings are inserted for convenience of reference only and shall not in any way form part of or affect or be taken into account in the construction or interpretation of any provision of this Agreement or the Schedules hereto;

     (v) words such as "hereunder", "hereto", "hereof" and "herein" and other words commencing with "here" shall, unless otherwise expressly stated to the contrary herein, refer to the particular clause, sub-clause, paragraph, sub-paragraph or Schedule of or to this Agreement or, as the context may require, to the whole of this Agreement.

2.   APPOINTMENT AND AUTHORITY OF THE INVESTMENT ADVISOR
     ----------------------------------------------------

2.1 The Manager, with the consent of the Company, hereby appoints the Investment Advisor and the Investment Advisor hereby agrees with effect from the Commencement Date to act (subject always to the overall policy, Proper Instructions and supervision of the Manager) as the adviser to the Manager in relation to the investment, management and realization of the cash and other assets of the Company and to act as agent for and on behalf of the Manager in identifying, selecting, purchasing, acquiring, managing, exchanging and disposing of Investments on behalf of the Manager in accordance with, and in furtherance of, the Company's Investment Policy on the terms and subject to the provisions hereof.

2.2 Subject to clause 3 hereof, and to the general supervision of the Manager, the Investment Advisor shall have full power and discretionary authority on behalf and for the account of the Manager to manage and invest the cash and other assets of the Company pursuant to and in accordance with the overall policy set by the Manager, Proper Instructions and Investment Policy and to enter into any agreement, contract, transaction or arrangement in relation to the purchase, acquisition, holding, exchange, variation, transfer, sale or disposal of any Investments on behalf of the Manager and shall have full authority to bind the Manager in connection therewith and to delegate such authority.

2.3 The Investment Advisor may not hold any monies or investments on behalf of the Manager or the Company. The monies and assets of the Company will be held by the Custodian of the Company for the time being.

2.4 The Investment Advisor may effect transactions with or through the agency of another person with whom the Investment Advisor has a soft commission agreement. The Investment Advisor's policy relating to soft commission agreements is stated in the Schedule which also states such agreements as may be relevant to the Company.

3.   DUTIES OF THE INVESTMENT ADVISOR
     ---------------------------------

3.1 During the continuance of this Agreement, the Investment Advisor shall render such investment advisory services and related services to the Manager as the Manager may from time to time require in connection with the investment of the cash and other assets of the Company and the purchase, acquisition, holding, exchange, variation, transfer, sale or disposal thereof an in particular, but without limiting the generality of the foregoing, the Investment Advisor shall:

     (a) advise the Manager concerning all actions which it appears to the Investment Advisor would be advantageous to the Company in implementing the Investment Policy;

     (b) evaluate the opportunities for possible investment by the Company and communicate its advice to the Manager;

     (c) identify, select, purchase, acquire, exchange, transfer, sell or dispose of Investments in which it may be appropriate for the Company to invest or which it may be appropriate for the Company to sell pursuant to and in accordance with the Property Instructions and Investment Policy;

     (d) carry out reviews of the investment portfolio of the Company quarterly or as the Manager may from time to time reasonably require;

     (e) prepare such material and provide such information (other than accounts) for inclusion in annual or other reports of the Company as the Manager may from time to time reasonably require including, without limitation, the preparation and submission to the Manager, at the end of each calendar quarter during the term of this Agreement, of a report detailing the activities and performance of the Investment Advisor during the preceding calendar quarter;

     (f) purchase securities from or through and sell securities to or through such persons, brokers or dealers as the Investment Advisor shall deem appropriate in order to carry out the Investment Policy with respect to portfolio transactions as set forth in the Prospectus and other publicly issued document or explanatory memorandum relating to the Company;

     (g) promptly give full and adequate instructions to the Manager and the Custodian as to deliveries of securities and payments of cash for the account of the Company provided that such instructions shall reflect the prevailing market practice in relation to delivery of securities and payments of cash;

     (h) assist as necessary in the valuation of investments which are not listed, quoted or dealt in on a Recognized Exchange;

     (i) advise upon the availability and appropriate source of funds to be utilized by the Company in making distributions to Shareholders;

     (j) monitor the Investment Policy and propose to the Manager any changes thereto which it considers necessary or desirable;

     (k) determine whether to exercise any and all rights attaching to Investments acquired on behalf of the Company and advise the Manager in relation thereto;

     (l) advise the Manager and any entity nominated by the Manager of all rights or discretionary actions in relation to the Company's Investments including, without limitation, voting rights and of the date or dates by when such rights must be exercised or such action taken;

     (m) act in a manner which the Investment Advisor in good faith considers fair and equitable in allocating investment opportunities to the Company.

3.2 In carrying out its duties under clause 3.1 hereof, the Investment Advisor shall comply with all reasonable Proper Instructions and shall have due regard to and comply with:

     (a)  overall policies and directions of the Manager;

     (b)  the primary objectives of the Investment Policy;

     (c) any restrictions for the time being contained in any statements of Investment Policy;

     (d)  any investment restrictions specified in the Prospectus;

     (e) the terms of the Prospectus and any other offering circular or other similar document issued by or on behalf of the Company;

     (f) the provisions of applicable laws, regulations and rules in any country in which the Investment Advisor invests on behalf of the Manager;

     (g) the terms of any exchange control consent and any other present or future government or regulatory consents of any relevant jurisdiction in relation to the Company and its assets;

     (h) any other matter to which a prudent Investment Advisor or manager to any investment portfolio should reasonably pay regard in the proper discharge of its duties.

3.3 In carrying out its duties hereunder, the Investment Advisor may with the approval of the Manager obtain and pay for such expert or professional advice or services as may be necessary or desirable for the performance of its duties under this Agreement and in particular, but without prejudice to the generality of the foregoing, the Investment Advisor may refer any legal question to the Company's legal advisers, and may relay and act on any expert or professional opinion or advice, including any legal opinion or advice given by the Company's legal advisers, and in the absence of negligence, wilful misconduct, default or bad faith, the Investment Advisor shall not be responsible for any loss or damage occasioned by its so acting.

4.    REMUNERATION OF THE INVESTMENT ADVISOR
     ---------------------------------------

4.1 The Manager shall pay the Investment Advisor an annual fee in an amount equal to 1% of the Net Asset Value of the Company (less the normal running expenses incurred by the Manager in the management of the Company and less any rebate, commission or fee payable by the Manager to introducers, distributors or other third parties) or such other amount as may be agreed from time to time between the parties payable monthly in arrears at the end of each month.

     The Manager shall also pay the Investment Advisor an additional fee (on an annual basis if any such fee is due) based upon the realized and unrealized profits of Shareholders in the Company. This additional fee will be paid by the Manager to the Investment Advisor within thirty days of the receipt of any performance fee by the Manager from the Company. The additional fee payable to the Investment Advisor shall be calculated at 15% of all sums received by the Manager from the Company as performance fees (the detailed performance fee calculation being set out in the Prospectus) less that part of the performance fees paid out by the Manager to introducers, distributors or other third parties (other than employees of the Investment Advisor or any trust or trusts representing such persons) or such other amount as may be agreed from time to time between the parties.

4.2 The Investment Advisory Fees shall accrue from day to day and shall be payable proportionately for any portion of a year in which this Agreement terminates or is terminated.

4.3 In the event of any dispute arising as to the calculation of the Investment Advisory Fees, the matter shall be referred to the Auditors for determination and their decision shall be that of an expert and not an arbitrator and shall be final and binding upon the parties in the absence of manifest error.

4.4 In addition to payment of the Investment Advisory Fees to the Investment Advisor, the Manager shall be responsible for an shall discharge or reimburse the Investment Advisor for all the out-of-pocket costs and expenses suffered or incurred by the Investment Advisor (or by any person on its behalf and charged to it) in the performance of its duties hereunder.

4.5 Any value added tax applicable to any fees or other amounts payable to the Investment Advisor hereunder shall be borne by the Manager.


5.    PROPER INSTRUCTIONS
     --------------------

     Any instruction to be given by the Manager hereunder shall be written, cabled, telefaxed or telexed instructions signed by such one or more person or persons as the Manager shall from time to time have authorized to give the particular class of instructions in question. Different persons may be authorized to give instructions for different purposes. A certified coy of a resolution of the board of directors of the Manager may be received and accepted by the Investment Advisor as conclusive evidence of the authority of any such person to act any may be considered as in full force and effect until receipt of a written notice to the contrary.


6.    LIABILITY OF THE INVESTMENT ADVISOR
     ------------------------------------

6.1 The Investment Advisor shall not be liable to the Manager for any loss or damage suffered or incurred arising out of the performance by the Investment Advisor of its duties hereunder unless such loss or damage arose out of or in connection with the negligence, wilful default, fraud or bad faith of or by the Investment Advisor in the performance of its duties hereunder and the Manager shall indemnify and keep indemnified and hold harmless the Investment Advisor from and against any liability to any third party arising in connection with the performance of its services to the Manager hereunder in the absence of any such negligence, wilful default, fraud or bad faith in the performance of its duties or as otherwise may be required by law.

6.2 The Investment Advisor shall exercise the due care of a prudent professional Investment Advisor in the performance of its duties hereunder and shall use its best efforts, skill and judgment and all due care in performing its duties and obligations and exercising its rights and authorities hereunder and shall indemnify and keep indemnified and hold harmless the Company, the Manager and each of the Shareholders, directors and officers of the Company from and against all actions, proceedings, claims, demands, liabilities, losses, damages, costs and expenses (including legal and professional fees and expenses arising therefrom or incidental thereto) which maybe made or brought against or directly or indirectly suffered or incurred by them or any of them arising out of or in connection with any breach by the Investment Advisor of the terms of this Agreement (including, without limitation, as a result of the Investment Advisor acting outside the scope of the authority granted to it by the Manager hereunder) or any negligence, wilful default, fraud or bad faith of or by the Investment Advisor in the performance of its duties hereunder provided that for the avoidance of any doubt the Investment Advisor shall not be liable for any decline in the value of the assets of the Company or any part thereof to the extent that such decline results from any investment decision made by the Investment Advisor in good faith unless such decision was made negligently.

6.3 The Investment Advisor shall be entitled to rely absolutely upon and shall not incur any liability in respect of any action taken or thing suffered in good faith in reliance upon any paper or document believed to be genuine and to have been sealed or signed by the proper parties or be in any way liable for any forged or unauthorized signature or seal affixed to any document and in discharging its duties hereunder the Investment Advisor may, in the absence of manifest error, rely without enquiry upon all information supplied to it by the Manager or any of its directors, officers, servants, employees or agents. The Investment Advisor may accept as sufficient evidence of any instruction, notice or other communication given to it by the Manager or any of its directors, officers, servants, employees or agents any document or paper signed or purporting to be signed on behalf of the Manager by such person or persons whose signature the Investment Advisor is for the time being authorized to accept.

6.4 The Investment Advisor shall send to the manager as soon as possible all notices of claims, summonses or writs which it receives from third parties in relation to the affairs of the company and no liability of any kind shall be admitted and no undertaking given nor shall any offer, promise or payment be made or legal expenses incurred by the investment advisor in relation to any such claim, summons or writ without the written consent of the manager which shall be entitled, if it so desires, to take over or nominate another party to take over and conduct the defense of any action or to prosecute any claim for indemnity or damages or otherwise against any third party.

6.5 The Investment Advisor shall not be required or entitled to take any legal action on behalf of the Manager and/or the Company or otherwise in respect of its services hereunder other than on such terms as the Investment Advisor may in its absolute discretion agree and unless fully indemnified to its reasonable satisfaction for all costs and liabilities in connection therewith.

6.6 Nothing in this Agreement shall exclude or restrict any liabilities of the Investment Advisor to the Manager pursuant to the Financial Services Act 1996 or the Rules of IMRO.

7.   REPRESENTATIONS AND WARRANTIES
     -------------------------------

     Each of the parties hereto hereby represents and warrants to the other party hereto that it has full legal right and authority to enter into this Agreement and to perform its obligations hereunder in accordance with the terms hereof.

8.   DURATION AND TERMINATION
     -------------------------

8.1 This Agreement shall continue in full force and effect for an initial period of two years from the Commencement Date and thereafter until terminated pursuant to clauses 8.2 and 8.3 below.

8.2 Either the Investment Advisor or the Manager may terminate this Agreement after the initial period of two years upon one hundred and eighty (180) days notice in writing to the other party hereto, such notice expiring on or after the second anniversary of the Commencement Date.

8.3 Either the Investment Advisor or the Manager may terminate this Agreement at any time forthwith by notice in writing to the other party hereto if such other party ("Defaulting Party") shall at any time during the continuance of this Agreement:

     (i) commit any material breach of this Agreement or commit persistent breaches of this Agreement which is or are either incapable of remedy or have not been remedied within thirty (30) days of the other party serving notice upon the Defaulting Party requiring it to remedy same;

    (ii) be unable to pay its debts as they fall due or otherwise become insolvent or enter into any composition or arrangement with or for the benefit of its creditors or any class thereof;

    (iii) be the subject of any petition for the appointment of an examiner, administrator, trustee, official assignee or similar officer to it or in respect of its affairs or assets;

     (iv) have a receiver appointed over all or any substantial part of its undertaking, assets or revenues;

     (v) be the subject of an effective resolution for its winding up except in relation to a voluntary winding up for the purposes of reconstruction or amalgamation upon terms previously approved in writing by the other party;

     (vi) be the subject of a court order for its winding up or liquidation.

8.4  On the termination of this Agreement:

     (i) the Investment Advisor shall be entitled to receive all fees and other moneys accrued and due up to the date of such termination but shall not be entitled to compensation in respect of such termination;

     (ii) the Investment Advisor shall forthwith deliver to the Manager or as it shall direct all correspondence and records of all and every description relating to the affairs of the Company which are in the Investment Advisor's possession or under the Investment Advisor's control and shall not be entitled to any lien in respect of any of the foregoing.

8.5 The termination of this Agreement shall be without prejudice to any rights that may have accrued hereunder to either party hereto against the other party hereto before such termination.

9.    DEALINGS OF THE INVESTMENT ADVISOR
     -----------------------------------

9.1 Subject to the investment policy and resolutions contained in the Prospectus, nothing in this Agreement shall prevent the Investment Advisor whether as principal or agent or otherwise from:

     (i) acquiring, holding, disposing of or otherwise dealing with Shares of the Company;

     (ii) selling or disposing of Investments to, purchasing or acquiring Investments from or vesting Investments in the Company or its nominee for the account of the Company provided that such transactions are carried out as if effected on normal commercial terms negotiated at arm's length;

    (iii) entering into any transaction whatsoever with the Company or with any Shareholders or any person, any of whose securities are held by, or for the account of, or otherwise connected with the Company or investing directly or indirectly in any project or enterprise in which the Company invests or which has been recommended by the Investment Advisor for investment by the Company (whether or not the Company makes such investment) or which the Investment Advisor has not so recommended, or has advised the Manager is not suitable for investment by the Company provided that such transactions are carried out as if effected on normal commercial terms negotiated at arm's length;

     (iv) investing or participating in or providing finance to any person, company, partnership, joint venture, trust, mutual fund or other collective investment fund of whatever nature or from investing or participating in or financing the acquisition or maintenance of any property, assets, securities or instruments of whatsoever nature in which the Company may from time to time invest or participate or provide finance to;

     (v) purchasing, acquiring, financing, holding, selling, disposing of or dealing in any Investments upon its own account or principal or as agent for any other person notwithstanding that the same or similar Investments may be held or for the account or otherwise connected with the Company;

     (vi) contracting or entering into any transactions or contract of whatsoever nature with the Company or its or their nominee for the account of the Company or with the Shareholders or any company or body any of whose securities are held by or for the account of or otherwise connected with the Company or from being interested in any such transaction provided that such transactions are carried out as if effected on normal commercial terms negotiated at arm's length and the Investment Advisor shall be entitled to charge and retain for its own benefit all such fees, commissions, profit or other benefit arising out of or in connection with any of the above transactions and shall not be obliged to account to the Company or to any Shareholders or to any other person in respect thereof provided that such fees, commissions, profit or other benefit are on normal commercial terms as if negotiated at arm's length.

9.2 Nothing in this Agreement shall prevent the Investment Advisor from acting as investment manager and/or investment adviser or in any other capacity whatsoever for any other person on such terms as the Investment Advisor may arrange so long as its services to the Manager hereunder are not materially impaired thereby and the Investment Advisor shall not be liable to account for any profit earned or other benefit arising therefrom. The Investment Advisor shall not be deemed to be affected with notice of or to be under any duty to disclose to the Manager any fact or thing which may come to the notice of the Investment Advisor, or any director, officer, servant, employee or agent of the Investment Advisor, in the course of or in connection with the Investment Advisor rendering such services to any other person or in any manner whatsoever otherwise than in the course of carry out its duties hereunder.

9.3 Nothing in this Agreement shall render the Investment Advisor liable to account for any profit earned or other benefit arising from any advice given by the Investment Advisor to any other person, company, partnership, joint venture, mutual fund or collective investment fund or trustee or manager thereof in relation to the acquisition, holding, financing, sale or disposal of any property, assets, securities or instruments of whatsoever nature including, without limitation, any property, assets, securities and instruments of a type acquired, held, financed, sold or disposed of by the Company.

9.4 Subject to Clause 6 hereof, nothing in this Agreement shall render the Investment Advisor liable for any loss or damage suffered or incurred by the Company or by any Shareholders or other persons arising out of or in connection with any decision or action by the Investment Advisor to offer to any other person, or arising out of or in connection with any failure by the Investment Advisor to offer to the Manager or to advise the Manager, on behalf of the Company of, any opportunity to purchase, acquire, invest or participate in, hold, finance, sell or dispose of any Investments. The Investment Advisor shall not be liable to account to the Manager for any fees, commissions, profits or other benefits arising out of or in connection with any such transaction.

9.5 It is hereby acknowledged and agreed that directors, officers, servants, employees and agents of and shareholders in the Investment Advisor are or may be from time to time interested in the Company as officers, servants, employees, agents, shareholders or otherwise and that officers, servants, employees and agents of or Shareholders in the Company are or may from time to time be interested in the Investment Advisor as directors, officers, servants, employees, agents or shareholders or otherwise and it is hereby agreed and acknowledged that no person so interested shall be liable to account to any other person for any profit or benefit arising out of or in connection with any such interest.

9.6 The Investment Advisor may not deal in the assets of the Company unless such transactions are carried out as if effected on normal commercial terms negotiated at arm's length.

10.  CONFIDENTIALITY
     ----------------

10.1 The Investment Advisor hereby covenants with and undertakes to the Manager that, save as may be required by law or by any regulatory authority or agency or as may otherwise be contemplated by this Agreement, it shall keep secret and confidential and shall not disclose to any person any Confidential Information PROVIDED HOWEVER that it shall not be required to keep secret and confidential, Confidential Information which has properly entered the public domain otherwise than through the default of the Investment Advisor.

10.2 No public announcement shall be made or circular, notice or advertisement issued in connection with the subject matter of this Agreement by either of the parties hereto without the prior written approval of the other party hereto.

11.  GENERAL PROVISIONS
     -------------------

11.1 Waiver
     ------

     A waiver by any party of any breach of any of the terms, provisions or conditions of this Agreement or the acquiescence of such party in any act (whether commission or omission) which but for such acquiescence would be a breach as aforesaid shall not constitute a general waiver of such term provision or condition or of any subsequent act contrary thereto. Any liability of any party under the provisions of this Agreement may in whole or in part be released compounded or compromised by such party in its absolute discretion as regards any other party under such liability without in any way prejudicing or affecting its rights against the remaining parties under the same or a like liability whether joint and several or otherwise.

11.2 Counterparts
     ------------

     This Agreement may be executed in any number of counterparts by the parties hereto on separate counterparts each of which when executed and delivered shall constitute an original and all such counterparts together constituting but one and the same instrument.

11.3 Variation of Terms of Agreements
     --------------------------------

     This Agreement shall be capable of variation by agreement in writing between the Manager and the Investment Advisor.

11.4 Assignments
     -----------

     This Agreement shall not be assignable in whole or in part by any of the parties hereto without the prior consent in writing of the other parties hereto.

11.5 No Partnership
     --------------

     This Agreement shall not be deemed to create any partnership between the Manager and the Investment Advisor.

11.6 Notices
     -------

     Every notice to be given hereunder shall be in writing and shall be expressed to be a notice given hereunder and shall be deemed duly given:

     (i) upon being left on a business day at the address set out in this Agreement of the party to whom it is being given or at such other address as such party shall have previously communicated by notice to the party giving such first mentioned notice; or

     (ii) upon receipt if posted by prepaid registered post to the address set out in this Agreement of the party to whom it is being posted, or such other address as such party shall have previously communicated by notice to the party giving such first mentioned notice; or

    (iii) upon receipt if transmitted on a business day by facsimile to the correct facsimile number of the party to whom it is being transmitted.

     Provided that: where the notice has been transmitted by facsimile the party who has transmitted it shall (without prejudice to the validity of the notice given) send a copy of the notice by prepaid registered post to the party to whom it has been transmitted to that party's address set out in this Agreement or to such other address as such party shall have previously communicated by notice to the party giving such first mentioned notice.

11.7 Severability
     ------------

     Each of the provisions of this Agreement are separate and severable and enforceable accordingly and if at any time any provision is adjudged by any court of competent jurisdiction to be void or unenforceable the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

11.8 Governing Law and Jurisdiction
     ------------------------------

     11.8.1 This Agreement shall in all respects (including the formation and performance thereunder) be governed by and construed in accordance with the laws of England.

     11.8.2 The manager and the Investment Advisor hereby irrevocably submit to the non-exclusive jurisdiction of the courts of England provided always that any party shall be at liberty to take proceedings against any other party in any other relevant jurisdiction.

11.9 Complaints
     ----------

     Any complaints from the Manager to the Investment Advisor should be addressed to the Compliance Officer of the Investment Advisor. In addition, the Manager has the right to make complaints directly to IMRO and the right to make complaints directly to the Investment Ombudsman.

IN WITNESS whereof this Agreement has been entered by the parties hereto on the date first herein written.

Signed:                  /s/ [Signature Appears Here]
                    ---------------------------------------
                    Duly authorized officer on behalf of
                    J O Hambro Capital Management
                    (Bermuda) Limited

In presence of:

Witness Name:       _______________________________________

Witness Signature:       /s/ [Signature Appears Here]
                    _______________________________________

Witness Address:    _______________________________________

                    ---------------------------------------

                    ---------------------------------------

Witness Occupation: _______________________________________


Signed:                       /s/ [Signature Appears Here]
                    ---------------------------------------
                    Duly authorized officer on behalf of
                    J O Hambro Capital Management
                    Limited

In the presence of:

Witness Name:       _______________________________________

Witness Signature:       /s/ [Signature Appears Here]
                    ---------------------------------------

Witness Address:    _______________________________________

                    ---------------------------------------

                    ---------------------------------------

Witness Occupation: _______________________________________

                                    SCHEDULE

Before the Investment Advisor effects any transaction with or through the agency of another person with whom the Investment Advisor has a soft commission agreement, the Investment Advisor will make the prior disclosure required by Rule 1.7(1)(3) of Chapter 11 of the IMRO Rules.

The Investment Advisor has entered into agreements with each of the Loewenbaum & Company and Raymond James & Associates, Inc. (US brokers) whereby they have agreed to contribute towards the costs of the Investment Advisor's on-line Reuters and First Call computerized analysis services. It is the Investment Advisor's policy to enter into softing arrangements where it believes that such arrangements will benefit its clients.

                             JOINT FILING AGREEMENT

                             JOINT FILING AGREEMENT

The undersigned hereby agree that Amendment No. 4 to the Statement on Schedule 13D dated January 4, 2000 with respect to the shares of common stock, $0.01 par value, of Barringer Technologies Inc. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


Date:  January 13, 2000             LIONHEART GROUP, INC.

                              By:       /s/ C. D. Soukup
                                 ----------------------------------------------
                              Name: C. D. Soukup
                              Title:     President

Date:  January 13, 2000             J O HAMBRO CAPITAL MANAGEMENT
                                    (HOLDINGS) LIMITED

                              By:            /s/ Christopher Mills
                                 ---------------------------------------------
                              Name:  Christopher Mills
                              Title:     Director

Date:  January 13, 2000             J O HAMBRO CAPITAL MANAGEMENT
                                    LIMITED

                              By:              /s/ R. G. Barrett
                                 -----------------------------------------------
                              Name: R. G. Barrett
                              Title:     Director

Date:  January 13, 2000             AMERICAN OPPORTUNITY TRUST PLC

                              By:   J O Hambro Capital Management Limited,
                                         Its investment advisor

                              By:              /s/ R. G. Barrett
                                 -----------------------------------------------
                              Name:  R. G. Barrett
                              Title:     Director

Date:  January 13, 2000             CHRISTOPHER MILLS

                                                  /s/ Christopher Mills
                                 -----------------------------------------------


Date:  January 13, 2000             THE TRIDENT NORTH ATLANTIC FUND

                              By:   J O Hambro Capital Management Limited,
                                         Its investment advisor


                              By:              /s/ R. G. Barrett
                                 -----------------------------------------------
                              Name:  R. G. Barrett
                              Title:     Director